UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.         )*

Superior Uniform Group, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

868358 10 2

(CUSIP Number)

Michael Benstock, Benstock-Superior Ltd., 10055 Seminole Blvd., Seminole, FL 33772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benstock-Superior Ltd. – 59-3568117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,391,044
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 1,391,044
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (a)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

(a) Based on 6,672,650 common shares outstanding as reported by Superior Uniform Group, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Superior Uniform Group, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 10055 Seminole Blvd, Seminole FL 33772-2539.

Item 2. Identity and Background

(a)	This statement is filed by Benstock-Superior Ltd., a Florida limited partnership (the “Reporting Person”). The General Partners of the Reporting Person are Susan B. Schwartz, Michael Benstock and Peter Benstock (the “General Partners”). The general partnership units of the Reporting Person (the “Partnership Units”) were transferred by the Gerald M. Benstock Trust u/a/d May 21, 1996 to the General Partners on May 5, 2008. The General Partners each own three hundred thirty-three and one-third (333 1/3) of the one thousand (1,000) total outstanding Partnership Units. The Reporting Person is reporting the acquisition of the shares of Issuer’s Common Stock in this Schedule 13D because the voting and disposition of such shares requires approval of a majority of the General Partners pursuant to the limited partnership agreement of the Reporting Person. Accordingly, each General Partner disclaims individual beneficial ownership of the shares of Common Stock owned by the Reporting Person.[1]

(b)	The principal address of the Reporting Person and the General Partners is c/o Superior Uniform Group Inc. 10055 Seminole Blvd Seminole, FL 33772.

(c)	The principal business of the Reporting Person is to own, hold, invest, reinvest, and dispose of the stock of the Issuer. Susan B. Schwartz is currently not employed. The principal occupation of Michael Benstock is Chief Executive Officer and Director of the Issuer. The principal occupation of Peter Benstock is Executive Vice President of the Issuer.

(d)	Neither the Reporting Person nor any of the General Partners, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person nor any of the General Partners, during the last five years, has been a party to a civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Florida limited partnership. All of the General Partners are United States citizens.

[1]	See Item 5 of this Schedule 13D for information relating to shares of the Issuer’s Common Stock beneficially owned by the General Partners.

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

Item 3. Source and Amount of Funds or Other Consideration

In 1999 the Reporting Person acquired 816,424 shares of Issuer’s Common Stock from Gerald M. Benstock Trust u/a/d May 21, 2006 (the “Trust”) in exchange for Partnership Units. On March 16, 2000 the Reporting Person acquired 361,793 shares of Issuer’s Common Stock from the Trust in exchange for Partnership Units. On May 7, 2002 the Reporting Person acquired 75,000 shares of Issuer’s Common Stock from the Trust in exchange for Partnership Units. In June 2002 the Reporting Person acquired 116,236 shares of Issuer’s Common Stock from the Trust in exchange for Partnership Units. In July 2002, the Reporting Person acquired 17,891 shares of Issuer’s Common Stock from the Trust in exchange for Partnership Units. In June 2003 the Reporting Person purchased 3,700 shares of Issuer’s Common Stock in a private transaction from the estate of one of Gerald M. Benstock’s relatives for a purchase price of $40,330. The source of funds for this transaction was personal funds of Mr. Benstock’s, which were contributed to the Reporting Person. On May 5, 2008 the Trust transferred all one thousand (1,000) of the Partnership Units to the General Partners. Each of the General Partners paid fourteen thousand two hundred fifty dollars ($14,250) for three hundred thirty-three and one-third (333 1/3) of the Partnership Units. Each of the General Partners used personal funds to purchase the Partnership Units.

Item 4. Purpose of Transaction

The Reporting Person acquired the Issuer’s Common Stock for investment purposes. The General Partners acquired the Partnership Units for investment purposes and to take a more active role in the management of the Reporting Person.

As of the date hereof, neither the Reporting Person nor any of the General Partners have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of May 5, 2008, the Reporting Person beneficially owned 1,391,044 shares of the Issuer’s Common Stock representing approximately 20.8%[2] of the shares of the Issuer’s Common Stock issued and outstanding as of such date. As of May 5, 2008, Susan B. Schwartz owned 93,544 shares of Issuer’s Common Stock representing approximately 1.4%[3] of the shares of the Issuer’s Common Stock issued and outstanding as of such date. Her husband Alan D. Schwartz, owned 121,245[4] shares of Issuer’s Common Stock representing approximately 1.8%[5] of the shares of the Issuer’s Common Stock issued and outstanding as of such date. As of May 5, 2008, Michael Benstock owned 224,643[6] shares of Issuer’s Common Stock representing approximately 3.4%[7] of the shares of the Issuer’s Common Stock issued and outstanding as of such date. As of May 5, 2008, Peter Benstock owned 171,221[8] shares of Issuer’s Common Stock representing approximately 2.6%[9] of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

(b)	The Reporting Person has the sole power to vote or to direct the vote of the Issuer’s Common Stock held by the Reporting Person and has the sole power to dispose of or to direct the disposition of the Issuer’s Common Stock held by the Reporting Person. Pursuant to the limited partnership agreement of the Reporting Person voting and disposition of the Issuer’s Common Stock requires approval of a majority of the General Partners. Accordingly, the Reporting Person does not deem the General Partners to individually have voting or investment control of

[2]	Based on 6,672,650 shares of the Issuer’s Common Stock outstanding as reported by Issuer in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.
[3]	Based on 6,672,650 shares of the Issuer’s Common Stock outstanding as reported by Issuer in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.
[4]	The share ownership of Alan D. Schwartz includes 75,000 shares underlying stock options, which are currently exercisable or exercisable within 60 days, pursuant to the Issuer’s 2003 Incentive Stock and Awards Plan.
[5]	Based on 6,672,650 shares of the Issuer’s Common Stock outstanding as reported by Issuer in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.
[6]	The share ownership of Michael Benstock includes 88,000 shares underlying stock options, which are currently exercisable or exercisable within 60 days, pursuant to the Issuer’s 2003 Incentive Stock and Awards Plan.
[7]	Based on 6,672,650 shares of the Issuer’s Common Stock outstanding as reported by Issuer in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.
[8]	The share ownership of Peter Benstock includes 67,000 shares underlying stock options, which are currently exercisable or exercisable within 60 days, pursuant to the Issuer’s 2003 Incentive Stock and Awards Plan.
[9]	Based on 6,672,650 shares of the Issuer’s Common Stock outstanding as reported by Issuer in its Form 10-Q filed with the Securities and Exchange Commission on April 25, 2008.

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

the Issuer’s Common Stock held by the Reporting Person. Each of the General Partners has the sole power to vote or to direct the vote of the Issuer’s Common Stock held by each General Partner individually in the General Partner’s own name. Each of the General Partners has the sole power to dispose of or to direct the disposition of the Issuer’s Common Stock held by each General Partner individually in the General Partner’s own name.

(c)	Neither the Reporting Person nor any of the General Partners has effected any transactions in the Issuer’s Common Stock during the past 60 days, other than Michael Benstock who purchased 2,000 shares directly as recorded on his Form 4 dated May 7, 2008.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock held by the Reporting Person or each of the General Partners.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

The General Partners each own three hundred thirty-three and one-third (333 1/3) of the one thousand (1,000) total outstanding Partnership Units. The voting and disposition of the Issuer’s Common Stock owned by the Reporting Person requires approval of a majority of the General Partners pursuant to the limited partnership agreement of the Reporting Person. Accordingly, each General Partner disclaims individual beneficial ownership of the shares of Common Stock owned by the Reporting Person. There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the Issuer’s Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Partnership Agreement of Benstock-Superior Ltd. (A Florida Limited Partnership), dated May 5, 2008

CUSIP No. 868358 10 2	Superior Uniform Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 05/15/08

BENSTOCK-SUPERIOR LTD.

/s/ Susan B. Schwartz
SUSAN B. SCHWARTZ, GENERAL PARTNER

/s/ Michael Benstock
MICHAEL BENSTOCK, GENERAL PARTNER

/s/ Peter Benstock
PETER BENSTOCK, GENERAL PARTNER